Exhibit 99.1

SIGMA LITHIUM REPORTS 2Q25 RESULTS:

DELIVERS ON-TARGET PRODUCTION, FURTHER COST REDUCTIONS AND DELEVERAGING

HIGHLIGHTS

•	Achieved 68,368t of lithium oxide concentrate in 2Q25, a 38% year-on-year increase and slightly above the quarterly target of 67,500t.

•	Maintained cost under control and below the target over previous quarter driven by economies of scale, stable plant gate costs, and efficient logistics:

o	CIF China cash operating costs of $442/t in 2Q25, 12% below target of $500/t.
o	All-in sustaining cash costs (AISC) totaled $594/t in 2Q25, 10% below target of $660/t.

•	Reported gross sales revenue – lithium oxide concentrate of $21.1 million, 60.3% decrease compared to 2Q24, reflecting a deliberate strategy to withhold product during intense price volatility, preserving pricing power and protecting long-term margins.

•	Advanced Plant 2 construction, completed key site preparation activities and advanced procurement strategy for critical equipment, keeping the project on track to double nameplate capacity to 520,000 tonnes per year.

Conference Call Information

The Company will hold a conference call to discuss its financial results for the second quarter of 2025 at 8:00 a.m. ET on Friday, August 15, 2025. To register for the call, please proceed through the following link Register here (https://mzgroup.zoom.us/webinar/register/WN_nCrop-f3QkSOJ9It8F8u3w#/).

São Paulo, Brazil. August 15, 2025. Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, reports its results for the second quarter ended June 30, 2025.

Ana Cabral, Co-Chairperson and CEO, commented: “Our second-quarter performance highlights the strength of Sigma Lithium’s low-cost, large-scale operations and disciplined commercial strategy. We managed to further decrease our costs consolidating our operational resilience. We maintained production cadence at 68kt and are comfortably on track to deliver on our annual production target of 270kt while preserving pricing power in a volatile market —while upholding some of the highest health and safety standards in the battery materials supply chain: we celebrated two years without accidents or fatalities. These results demonstrate our ability to execute consistently, create value through market cycles, and reinforce our leading position as a global integrated industrial and mineral lithium producer.”

Table 1. Summary of Key Operational and Financial Metrics

Production and Sales	Unit	2Q25	2Q24	Var. Y/Y(%)	1Q25	Var. Q/Q(%)
Production Volumes	tonnes	68,368	49,389	38%	68,308	0%
Sales Volumes	tonnes	40,350	52,572	-23%	61,584	-34%
Average grade of shipped product	% of Li2O	5.2	5.5	-0%	5.0	0%
COGS	$/t	584	566	3%	556	5%
Operating Cash Cost at Plant Gate (2)	$/t	348	364	-4%	349	-0%
Operating Cash Cost CIF China (2)	$/t	442	515	-14%	458	-3%
All-in Sustaining Cash Cost (2)	$/t	594	779	-24%	622	-4%

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Financial Performance	Unit	2Q25	2Q24	Var. Y/Y(%)	1Q25	Var. Q/Q(%)
Sales Revenue(3)	$ 000s	21,148	56,311	-62%	47,833	-56%
COGS	$ 000s	(23,564)	(29,766)	-20%	(34,217)	-31%
Average Revenue per Tonne (3)	$/t	524	1071	-51%	777	-32%
EBITDA(4)	$ 000s	(16,876)	8,639	-295%	10,010	-268%
Stock-based compensation	$ 000s	200	1,943	-110%	1,416	-114%
Adjusted EBITDA(4)	$ 000s	(17,077)	10,582	-261%	11,426	-249%
Net Income	$ 000s	(18,857)	(10,848)	73%	4,728	-499%
Cash and Cash Equivalents, at the end of the respective period	$ 000s	15,113	75,330	-80%	31,111	-51%

Revenues and Production

Sigma Lithium reported revenues of $21.1 million for 2Q25, representing a 62% year-on-year decrease and a 56% decrease over 1Q25 revenues. Sales volumes totaled 40,350 tonnes in 2Q25, down 23% from 2Q24 and down 34% compared to 1Q25, primarily due to our disciplined commercial strategy, under which we temporarily withheld product from the market during periods of intense price volatility to preserve pricing power and protect long-term margins.

The Company reported production volumes of 68,368 tonnes in 2Q25, slightly higher than quarter production target of 67,500 tonnes, and 38% higher compared to 1Q24. The Company expects its FY25 production to reach 270,000 tonnes.

Costs

The Company reported a cost of sales of $23.6 million for 2Q25, reflecting a 20% decrease compared to 2Q24 and a 31% decrease compared to 1Q25. On a per-tonne basis, the cost of sales averaged $584 per tonne of product sold, which represents a 3% increase year-over-year and a 5% increase from 1Q25.

The Company’s operating cash costs remain among the lowest in the industry, with CIF China cash operating costs averaging $442/t. This represents a 3% decrease from $458/t in 1Q25 and remains 12% below the 2025 cost target of $500/t. This reduction was supported by economies of scale from higher production volumes, stable plant gate costs, efficient freight and port operations, and lower CIF charges — achieved despite the recognition of ocean freight expenses related to prior-quarter shipments.

All-in sustaining cost (AISC) decreased by approximately 4% to an average of $594/t, remaining below the full-year target of $660/t.

Balance Sheet & Liquidity

As of June 30, 2025, the Company’s cash and cash equivalents totaled $31.1 million, representing a 32% decrease from $45.9 million as of December 31, 2024, primarily driven by operational costs and expenses, as well as the deleveraging of trade finance lines.

The Company reduced its short-term trade finance by approximately $6 million in 2Q25, bringing the balance to $45.5 million as of June 30, 2025. The total amount of short and long-term debts was $166.9 million as of June 30, 2025. The net interest paid in 2Q25 totaled $0.8 million or approximately $12/t of quarterly production.

The Company is evaluating potential long-term prepayment and offtake agreements, in line with standard industry practices. To date, it has maintained full commercial flexibility, with 100% of its production uncommitted. Any agreements executed would form part of the Company’s strategy to optimize its capital structure and support Phase 2 funding alongside BNDES reimbursements.

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Operational and Phase 2 Expansion Updates

During the six-month period ended June 30, 2025, Sigma continued to progress on the Phase 2 expansion project, with completion of key site preparation activities including formal earthworks and terracing. The Company remains focused on de-risking execution through strategic alignment of Phase 2 with the proven flowsheet, engineering concepts, and supplier partnerships established in Phase 1.

In parallel, Sigma has undertaken a detailed review of procurement priorities and project execution strategy, reinforcing its commitment to value-driven capital allocation and operational excellence. This includes evaluating optimal timelines for the contracting of long lead equipment and engineering services that will ensure readiness for the next construction milestones.

The Phase 2 expansion remains a transformative opportunity for the Company, with expected additional production capacity of 250,000 tonnes per annum of 5.5% Green Lithium. Together with Phase 1, this would bring the total annual production capacity to 520,000 tonnes of lithium oxide concentrate at Grota do Cirilo.

The Company continues to leverage the synergies and learnings from Phase 1 to enhance the efficiency and sustainability of the Phase 2 implementation, with ramping-up scheduled for 2026.

Qualified Person Disclosure

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil” issued March 31, 2025, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc., William van Breugel, P.Eng, SGS Canada Inc., Johnny Canosa, P.Eng, SGS Canada Inc., and Joseph Keane, P. Eng., SGS North America Inc. (the “Technical Report”). The Technical Report is filed on SEDAR and is also available on the Company’s website.

The independent qualified person (QP) for the Technical Report’s mineral resource estimates is Marc-Antoine Laporte P.Geo., M.Sc., of SGS Group in Quebec, Canada. Mr. Laporte is a Qualified Person as defined by Canadian National Instrument 43-101.

Other disclosures in this news release of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan MAIG (Membership number 7566), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium Director of Geology.

Mr. Zan has verified the technical data disclosed in this news release not related to the current mineral resource estimate disclosed herein.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain, producing Quintuple Zero Green Lithium: net-zero carbon lithium made with zero dirty power, zero potable water, zero toxic chemicals, and zero tailings dams.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant. The Company is now constructing a second plant to double production capacity to 520,000 tonnes of lithium oxide concentrate (approximately 77,000–80,000 tonnes of LCE).

For more information about Sigma Lithium, visit our website (https://sigmalithiumcorp.com/)

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President Investor Relations

anna.hartley@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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Financial Tables

The unaudited condensed interim consolidated financial statements for the periods ended March 31, 2025 and 2024 were reviewed by the Company's independent auditor in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

Figure 1: Consolidated Statements of Income (Loss) Summary

Consolidated Statements of Income (Loss)	Three Months Ended June 30, 2025	Three Months Ended June 30, 2024
($000s)
Net sales revenue	16,888	45,920
Cost of goods sold & distribution	(23,564)	(29,765)
Gross profit (loss)	(6,676)	16,155
Sales expense	(183)	(376)
G&A expense	(4,336)	(4,603)
Stock-based compensation (1)	(472)	(1,943)
ESG and other operating expenses	(8,491)	(3,627)
EBIT	(20,158)	5,606
Financial income and (expenses), net	1,299	(18,632)
Income (loss) before taxes	(18,859)	(13,026)
Income taxes and social contribution	—	2,178
Net Income (loss) for the period	(18,859)	(10,848)
Weighted average number of common shares outstanding	111,280	110,528
Earnings per share	$(0.17)	$(0.10)

(1)  Excluding stock-based compensation allocated to operating costs. Starting January 1, 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses. Prior to 2025, these costs were reported under general and administrative expenses.

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Figure 2: Consolidated Statements of Financial Position Summary

Consolidated Statements of Financial Position	As of June 30, 2025	As of December 31, 2024
($000s)
Assets
Cash and cash equivalents	15,113	45,918
Trade accounts receivable	16,765	11,583
Inventories	24,566	16,140
Other current assets	13,306	19,129
Total current assets	69,750	92,771
Property, plant and equipment	161,617	141,025
Other non-current assets	104,834	93,322
Total Assets	266,451	327,118
Liabilities & Shareholder Equity
Financing and export prepayment	53,655	61,596
Suppliers & accounts payable	44,325	32,627
Other current liabilities	17,359	14,548
Total current liabilities	115,339	108,771
Financing and export prepayment	113,300	112,003
Other non-current liabilities	15,639	14,004
Total non-current liabilities	128,939	126,007

Total shareholders' equity	91,923	92,340

Total Liabilities & Shareholders' Equity	336,201	327,118

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Figure 3: Cash Flow Statement Summary

Consolidated Statements of Cash Flows	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
($000s)
Operating Activities
Net income (loss) for the period	(14,131)	(17,757)
Adjustments, including FX movements	(18,703)	22,941
Interest payment on loans and leases	6,644	(2,971)
Adjustments to income (loss) for the period	(12,059)	19,970
Change in working capital	3,854	(22,740)
Net Cash from Operating Activities	(8,205)	(42,710)
Investing Activities
Purchase of PPE	(6,479)	(11,185)
Addition to exploration and evaluation assets	(545)	(2,361)
Other	(1,042)	(349)
Net Cash from Investing Activities	(8,066)	(13,895)
Financing Activities
Proceeds of loans, net	(16,642)	93,768
Other	(1,226)	(773)
Net Cash from Financing Activities	(17,868)	92,955
Effect of FX	3,344	(9,644)
Net (decrease) increase in cash	(30,805)	26,746
Cash & Equivalents, Beg of Period	45,918	48,584
Cash & Equivalents, End of Period	15,113	75,330

Footnotes:

To provide investors and others with additional information regarding the financial results of Sigma Lithium, we have disclosed in this release certain non-IFRS operating performance measures such as unit operating costs, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin. These non-IFRS financial measures are a supplement to and not a substitute for or superior to, the Company's results presented in accordance with IFRS.  The non-IFRS financial measures presented by the Company may be different from non-GAAP/IFRS financial measures presented by other companies. Specifically, the Company believes the non-IFRS information provides useful measures to investors regarding the Company's financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results. The presentation of these non-U.S. GAAP/IFRS financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP/IFRS.  A reconciliation of these financial measures to IFRS results is included herein.

1. Cash unit operating costs include mining, processing, and site based general and administration costs. It is calculated on an incurred basis, credits for any capitalised mine waste development costs, and it excludes depreciation, depletion and amortization of mine and processing associated activities. When reported on an FOB basis, this metric includes road freight, and port related charges. When reported on a CIF basis it includes ocean freight, insurance and royalty costs. Royalty costs include a 2% government royalty and a 1% private royalty.

For CIF operating cost analysis purposes, the Company uses the ocean freight costs of products that sailed during the reporting period. However, for accounting purposes, and therefore in this quarter’s reported cost of good sold and revenues, ocean freight is treated as a service provided to a customer and is recognized when the product is delivered.

Cash unit all-in sustaining cost includes unit CIF China cash operating cost, SG&A, maintenance capex and financial expenses.

2. Cash operating profit represents revenue less cost of sales (COGS), excluding depreciation and amortization (D&A) expenses. Cash operating margin is cash operating profit divided by total revenue for the period.

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3. Average revenue per tonne is calculated as total revenue for the period divided by total sales volume in tonnes. Average COGS per tonne is calculated as total cost of sales (COGS) for the period divided by total sales volume in tonnes.

4. Adjusted EBITDA is a measure of the Company's recurring core earnings profile. It is calculated as revenue minus cash operating and selling expenses. The calculation excludes non-cash items such as depreciation and amortization (D&A) and stock-based compensation expenses. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total revenue for the period.

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